Exhibit 99.1

July 18, 2024	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: SILVERCORP METALS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	August 12, 2024
Record Date for Voting (if applicable) :	August 12, 2024
Beneficial Ownership Determination Date :	August 12, 2024
Meeting Date :	September 27, 2024
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	82835P103	CA82835P1036

Sincerely,

Computershare
Agent for SILVERCORP METALS INC.